                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                            Lamar Advertising Company
                            -------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   512815-10-1
                                   -----------
                                 (CUSIP Number)

                                  L. Lowry Mays
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 2000
                ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 10 Pages

                                                              PAGE 2 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP NO. 512815-10-1

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CLEAR CHANNEL COMMUNICATIONS, INC.

2        Check the Appropriate Box If a Member of a Group*


3        SEC Use Only

4        Source of Funds

                  Not applicable.

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   26,227,273*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,227,273*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            26,227,273*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    37.3%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                                              PAGE 3 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP NO. 512815-10-1


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  AMFM INC.

2        Check the Appropriate Box If a Member of a Group*


3        SEC Use Only

4        Source of Funds

                  Not applicable.

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   26,227,273*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,227,273*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            26,227,273*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                      [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    37.3%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                                              PAGE 4 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP NO. 512815-10-1


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group*

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   26,227,273*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,227,273*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            26,227,273*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                      [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    37.3%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                                              PAGE 5 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP NO. 512815-10-1


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CAPSTAR BROADCASTING PARTNERS, INC.

2        Check the Appropriate Box If a Member of a Group*

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   26,227,273*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,227,273*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            26,227,273*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                      [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    37.3%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                                              PAGE 6 OF 10 PAGES

                                  SCHEDULE 13D

CUSIP NO. 512815-10-1


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM OPERATING INC.

2        Check the Appropriate Box If a Member of a Group*

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   26,227,273*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,227,273*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            26,227,273*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                      [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    37.3%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                                              PAGE 7 OF 10 PAGES

                  This Amendment No. 2 to Schedule 13D amends and supplements items 2, 4 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on or about June 11, 1999 (the "Initial 13D"), as amended by Schedule 13D/A filed on or about March 10, 2000 (the "Amended 13D") by AMFM Holdings Inc. (f/k/a Chancellor Mezzanine Holdings Corporation) AMFM Operating Inc. (f/k/a Chancellor Media Corporation of Los Angeles)(collectively, the "AMFM Entities"), AMFM Inc. (f/k/a Chancellor Media Corporation) and Capstar Broadcasting Partners, with respect to the Class A Common Stock, $0.001 par value (the "Common Stock"), of Lamar Advertising Company (the "Company"). Items 1, 3 and 5 remain unchanged. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is to be amended as follows:

         (a) Name of Person(s) Filing this Statement (the "Filing Parties"):

         Clear Channel Communications, Inc., a Delaware corporation; AMFM Inc., a Delaware corporation;
         AMFM Holdings Inc., a Delaware corporation;
         Capstar Broadcasting Partners, Inc., a Delaware corporation; and AMFM Operating Inc. ("AMFM Operating").

         (b) Residence or Business Address:

         The address of the principal business office of the Filing Parties is 200 East Basse Road, San Antonio, Texas 78209.

         Schedule I to Item 2 is to be amended as follows:

         Name, business address and present principal occupation or employment of the directors and executive officers of the parties filing this statement (the "Filing Parties"):

L. Lowry Mays, Chief Executive Officer and Chairman of the Board of Directors 200 East Basse Road
San Antonio, Texas  78209

Mark P. Mays, President and Chief Operating Officer
200 East Basse Road
San Antonio, Texas  78209

Randall T. Mays, Executive Vice President and Chief Financial Officer 200 East Basse Road
San Antonio, Texas  78209

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is to be amended as follows:

         On August 30, 2000, Clear Channel Communications, Inc. ("Clear Channel") and AMFM, Inc., a Delaware corporation ("AMFM"), consummated the merger (the "Merger") of AMFM with and into CCU Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), as provided by the Agreement and Plan of Merger, dated as of October 2, 1999 (the "Merger Agreement"), by and among Clear Channel, AMFM and Merger Sub.

         In connection with the Merger, Clear Channel and AMFM entered into a Consent Decree with the United States Department of Justice ("Consent Decree"), pursuant to which AMFM agreed to dispose of all of its 26,227,273 shares of Common Stock by December 31, 2002 (the "Sell Down"). The description of the Consent Decree contained herein is qualified in its entirety by reference to the Consent Decree, which is incorporated herein by reference and attached hereto as
Exhibit 99(a).

         Notwithstanding the foregoing, and subject to the terms of the Consent Decree, the Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

                                                              PAGE 8 OF 10 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is to be amended as follows:

         On September 15, 1999, the Company, AMFM Operating, Inc. ("AMFM Operating"), AMFM Holdings, Inc. ("AMFM Holdings"), and The Reilly Family Limited Partnership entered into that certain Stockholders Agreement (the "Stockholders Agreement") (a copy of which was filed as Exhibit 99(b) to the Amended 13D and is incorporated herein by reference in response to this Item 6). Also on September 15, 1999, the Company, AMFM Operating and AMFM Holdings entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the Amended 13D and is incorporated herein by reference in response to this Item 6).

         In connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings, Clear Channel and The Reilly Family Limited Partnership entered into the First Amendment to Stockholders Agreement dated as of July 19, 2000 (the "Amendment"). Pursuant to the Amendment, as more fully described in Section 1(C) thereof, the parties thereto agreed to amend Article 3 of the Stockholders Agreement to provide that (a) the Company will have a co-sale right in connection with any sale or offering or series of related sales or offerings of Common Stock by the AMFM Entities to a Third-Party (a "Third Party Sale") with an aggregate offering price of $200 million or more, (b) the AMFM Entities are obliged to use their reasonable best efforts to provide the Company with notice and a co-sale right in connection with any block trade, and (c)(i) both the Company and the AMFM Entities will not sell any shares of Common Stock for a period of up to ninety (90) days in the event that the other party commenced an underwritten offering of Common Stock having an aggregate offering price of $200 million or more and the managing underwriter so requests, and (ii) the Company will not impose a lock-up restriction on the AMFM Entities during the sixty (60) day period commencing upon the date of the effectiveness of any Shelf Registration Statement filed pursuant to the Amended Registration Rights Agreement (as defined below), or at any time during the ninety (90) day period preceding December 31, 2002. Also pursuant to the Amendment, as more fully described in Section 1(D) thereof, the parties thereto eliminated Section 4.1(i) of the Stockholders Agreement, pursuant to which the Company could enter into transactions with or for the benefit of an Affiliate (as defined in the Stockholders Agreement) with the advance written approval of the Majority Chancellor Holders (as defined in the Stockholders Agreement). In addition, as more fully described in Section 1(E), the AMFM Entities' voting rights have been modified to require the AMFM Entities to vote their shares of Common Stock in the same proportion as the vote of all holders of Common Stock not held by the AMFM Entities voting with respect to any matter, and the AMFM Entities granted the Company an irrevocable proxy to vote their shares of Common Stock, and agreed not to solicit proxies, participate in a voting trust or voting agreement with respect to the Common Stock or otherwise attempt to control the Company's management or affairs.

         Also in connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings and Clear Channel entered into an Amended and Restated Registration Rights Agreement, dated as of July 19, 2000 (the "Amended Registration Rights Agreement"). Pursuant to the Amended Registration Rights Agreement, as more fully described in Section 2.1 thereof, all existing demand registration rights, piggyback registration rights and shelf registration rights have been eliminated and, in lieu thereof, the Company will file a Shelf Registration Statement (as defined in the Amended Registration Rights Agreement) covering the sale of all of the AMFM Entities' Common Stock not later than ten
(10) business days after the Amended Registration Rights Agreement becomes effective, use reasonable efforts to cause such Shelf Registration Statement to be declared effective by the Commission as promptly as possible after the filing thereof, and maintain the effectiveness of such Shelf Registration Statement until December 31, 2002. In addition, as more fully described in Section 2.4 of the Amended Registration Rights Agreement, the Company has agreed that it will not suspend the Shelf Registration Statement as a result of any Disadvantageous Condition (as defined in the Amended Registration Rights Agreement): (i) at any time during the sixty (60) day period commencing upon the date of the effectiveness of the Shelf Registration Statement, (ii) at any time during the ninety (90) day period preceding December 31, 2002, or (iii) for more than sixty
(60) days in any twelve (12) month period.

                                                              PAGE 9 OF 10 PAGES


         The descriptions of the Amendment and the Amended Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are incorporated herein by reference and attached hereto as Exhibits 99(b) and 99(c), respectively.

         The information set forth in Items 2 and 4 above and the Exhibits filed herewith are incorporated by reference herein.

                                                             PAGE 10 OF 10 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 6, 2000


                                        CLEAR CHANNEL COMMUNICATIONS, INC.


                                        By:  /s/ SUSAN KRIEG
                                             ------------------------------
                                             Susan Krieg
                                             Vice President/Corporate Reporting

                                        AMFM, INC.


                                        By:  /s/ SUSAN KRIEG
                                             ------------------------------
                                             Susan Krieg
                                             Vice President/Corporate Reporting

                                        AMFM HOLDINGS, INC.


                                        By:  /s/ SUSAN KRIEG
                                             ------------------------------
                                             Susan Krieg
                                             Vice President/Corporate Reporting

                                        CAPSTAR BROADCASTING PARTNERS, INC.


                                        By:  /s/ SUSAN KRIEG
                                             ------------------------------
                                             Susan Krieg
                                             Vice President/Corporate Reporting

                                        AMFM OPERATING, INC.


                                        By:  /s/ SUSAN KRIEG
                                             ------------------------------
                                             Susan Krieg
                                             Vice President/Corporate Reporting

                                  EXHIBIT INDEX

EXHIBIT
  NO.             DESCRIPTION
-------           -----------
99(a)             Consent Decree with the United States Department of Justice.

99(b)             First Amendment to Stockholders Agreement, dated as of July 19, 2000, by and among Lamar
                  Advertising Company, AMFM Operating, Inc., AMFM Holdings, Inc., Clear Channel Communications, Inc.
                  and The Reilly Family Limited Partnership.

99(c)             Amended and Restated Registration Rights Agreement, dated as of July 19, 2000, by and among Lamar
                  Advertising Company, AMFM Operating, Inc., AMFM Holdings, Inc. and Clear Channel Communications,
                  Inc.